From:	Wolfpack <info@wolfpack.com>
Sent:	Friday, 19 January 2024 8:43 PM
To:	gparthim@gmail.com
Subject:	Wolfpack Campaign Surpasses $50,000!



Wolfpack Campaign Surpasses $50,000!

Dear Wolfpack Member,

I'm thrilled to announce that the Wolfpack equity crowdfunding campaign has surpassed $50,000!!

On behalf of the entire Wolfpack team, I would like to sincerely thank those of you who have pledged your support to our Company during this important capital raise.

The campaign will shortly open to WeFunder's vast community of over three million equity crowdfunding investors. Don't miss your opportunity to take

advantage of our fantastic early-bird benefits today by pledging as little as $100.

Please explore our campaign page by visiting: https://wefunder.com/wolfpackfinancialinc

So don't miss out! Pledge your support to become a Wolfpack investor and help build the best self-directed trading platform for the Millennial Generation!

Kind regards,

George Parthimos

Founder and CEO

Wolfpack Financial Inc

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is:
530 Lytton Avenue,
2nd Floor.
Palo Alto, CA 94301,
United States

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